Mail Stop 3561

August 4, 2006

James A. McGrady
Executive Vice President, Chief Financial Officer and Treasurer
Retail Ventures, Inc.
3241 Westerville Road
Columbus, Ohio 43224

      Re: **Retail Ventures, Inc.**
                Amendment No. 3 to Registration Statement on Form S-3
                Filed August 2, 2006
                File No. 333-134225

Dear Mr. McGrady:

      We have reviewed your amendment and have additional comments. Please respond to our comments as appropriate. After reviewing this information, we may raise additional comments.

United States Federal Income Tax Consequences, page 44

1. We note your response to comment 1 in our letter dated July 28, 2006 and reissue the comment. Also, your disclosure that the discussion is a fair and accurate summary of the United States federal income tax consequences is inappropriate because it appears you are only addressing the "fairness" or "accuracy" of the prospectus disclosure. Counsel must opine on the tax consequences, not the manner in which they are described in the prospectus. Please revise.

Exhibit 8.2

2. We note your response to comment 5 in our letter dated July 28, 2006 and reissue the comment.

3. Please remove the statement indicating that counsel has no obligation to supplement or revise the opinion as of the effective date of the registration statement.

*****

Please amend your registration statement in response to our comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a letter with your amendment that keys your responses to our comments. We may have additional comments after reviewing your amendment and responses to our comments.

You may contact Brian McAllister at (202) 551-3341 or Michael Moran, Branch Chief, at (202) 551-3841 if you have questions regarding comments on the financial statements and related matters. Please contact Howard Baik at (202) 551-3317, Ellie Quarles, Special Counsel, at (202) 551-3238, or me at (202) 551-3750 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Robert M. Chilstrom, Esq.
        Fax: (917) 777-2588